SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AmTrust Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

032359309

(CUSIP Number)

Barry D. Zyskind

AmTrust Financial Services, Inc.

59 Maiden Lane, 6th Floor

New York, NY 10038

(212) 220-7120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 032359309	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry D. Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,272,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,272,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,272,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,880,895
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,880,895
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,880,895
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,577,643
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,577,643
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,577,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,964,605
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,964,605
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,964,605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 6 of 8 Pages

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 59 Maiden Lane, 6th Floor, New York, New York 10038.

Item 2.	Identity and Background

(a)	This statement is filed by Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel (collectively, the “Group”).

(b)	The business address for each member of the Group is c/o AmTrust Financial Services, Inc., 59 Maiden Lane, 6th Floor, New York, New York 10038.

(c)	Barry D. Zyskind is the President and CEO of the Issuer; Michael Karfunkel is the Issuer’s Chairman of the Board and George Karfunkel is a Director of the Issuer. Leah Karfunkel is the trustee of the Michael Karfunkel 2005 Grantor Retained Annuity Trust.

(d)	None of the members of the Group have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the members of the Group have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each member of the Group is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction.

The purpose of this filing is to update the beneficial ownership of the Group for gifts made to and from a charitable foundation controlled by a Group member, an equity grant made to a Group member and the addition of a new member to the Group since its last Schedule 13D filing.

On December 29, 2011, the Teferes Foundation, a charitable foundation controlled by Barry Zyskind, received a gift of 2,000 shares of the Issuer’s Common Stock. On June 21, 2012, the Teferes Foundation made a gift of 2,000 shares of the Issuer’s Common Stock to an unrelated third party.

On February 15, 2012, the Compensation Committee of the Issuer’s Board of Directors granted Barry Zyskind, the Issuer’s Chief Executive Officer and President, a discretionary award of 250,000 shares of restricted stock pursuant to the Issuer’s 2010 Omnibus Incentive Plan. The shares of restricted stock are subject to a four-year vesting schedule, vesting 25% on the first, second, third and fourth anniversaries of the grant date. Mr. Zyskind has voting rights and receives dividends on all 250,000 shares of restricted stock, regardless of whether the shares have vested.

CUSIP No. 032359309	13D	Page 7 of 8 Pages

On July 28, 2012, pursuant to the terms of the Michael Karfunkel 2005 Grantor Retained Annuity Trust, Leah Karfunkel became the sole trustee of the Trust and Michael Karfunkel no longer serves as a trustee. As of that date, Leah Karfunkel has sole voting and investment power of the shares of the Issuer’s Common Stock held by the Trust.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Group beneficially owns 35,695,143 shares of Common Stock, which represents 58.8% of the Issuer’s 60,710,664 outstanding shares of Common Stock as of June 30, 2012. The following amounts represent the beneficial ownership for each member of the Group: (i) Barry D. Zyskind beneficially owns 6,272,000* shares of Common Stock, which represents 10.3% of the Issuer’s outstanding shares of Common Stock; (ii) Michael Karfunkel beneficially owns 6,880,895** shares of Common Stock, which represents 11.3% of the Issuer’s outstanding shares of Common Stock; (iii) George Karfunkel beneficially owns 14,577,643* shares of Common Stock, which represents 24.0% of the Issuer’s outstanding shares of Common Stock; and (iv) Leah Karfunkel beneficially owns 7,964,605** shares of Common Stock, which represents 13.1% of the Issuer’s outstanding shares of Common Stock.

* The Teferes Foundation, a charitable foundation controlled by Barry Zyskind, owns 55,000 shares of Common Stock. The Chesed Foundation of America, a charitable foundation controlled by George Karfunkel, owns 6,551,786 shares of Common Stock.

** The Hod Foundation, a charitable foundation controlled by Michael Karfunkel, owns 5,964,277 shares of Common Stock. Michael Karfunkel, individually, owns 916,618 shares of Common Stock. Leah Karfunkel’s 7,964,605 shares of Common Stock are held by the Michael Karfunkel 2005 Grantor Retained Annuity Trust, of which she is the sole trustee. ACP Re Ltd., 100% owned by ACP Re Holdings, a Delaware LLC, holds 5,000,000 of these shares. ACP Re Holdings, LLC is owned 99.9% by the Michael Karfunkel 2005 Grantor Retained Annuity Trust.

(b)	Each member of the Group has sole power to vote and dispose of the shares of Common Stock beneficially owned by each member.

(c)	On June 21, 2012, the Teferes Foundation, a charitable foundation controlled by Barry Zyskind, made a gift of 2,000 shares of the Issuer’s Common Stock to an unrelated third party. On July 28, 2012, Leah Karfunkel became the sole trustee of the Michael Karfunkel 2005 Grantor Retained Annuity Trust.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 — Joint Filing Agreement, dated July 30, 2012, by and among Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel.

CUSIP No. 032359309	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2012

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ Michael Karfunkel
Michael Karfunkel

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of AmTrust Financial Services, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of July 30, 2012.

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ Michael Karfunkel
Michael Karfunkel

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel